Exhibit 99.1

                          BUSINESS CONSULTING AGREEMENT


         THIS CONSULTING AGREEMENT, made this 16th day of November, 2001 by and between Larry A. Landsem, whose address is: 7 Mt. Baker Lane, Sunriver, OR 97707 (hereinafter referred to as "Consultant"), and Wasatch Pharmaceutical, Inc., 310 East 4500 South, Suite 450, Murray, Utah 84107, a Utah corporation, (hereinafter referred to as "Company").
                                   WITNESSETH
                                    RECITALS

         WHEREAS, the Company desires to obtain Mr. Landsem's assistance and consulting services in identifying and securing the acquisition of medical clinics for the purpose of marketing, distributing and selling the Company's products.

         WHEREAS, the Consultant agrees to provide his consulting services to the Company.

         NOW THEREFORE, in consideration of the premises the mutual promises and covenants as herein contained, the parties have agreed as follows:

1.       SERVICES

         The Consultant shall identify for acquisition by the Company existing medical clinics. The Consultant shall assist the Company in identifying and negotiating the acquisition of the controlling interest in at least six medical clinics from November 1, 2001 up to and until November 1, 2002; in at least six medical clinics from November 1, 2002, up to and until November 1, 2003; and at least six medical clinics from November 1, 2002, up to and until November 1, 2003. Each medical clinic acquired must agree to distribute the Company's products.

         The Consultant, further, agrees that the Company's minimum acquisition criteria, for each medical clinic are:

         (a) The clinic must be located in a metropolitan city in the United States with a population of least one million people;

         (b) The clinic's gross annual revenues must be at least $5 million;

         (c) The clinic's net profits, before physician salaries, must be at least $1 million; and

         (d) At the time of the acquisition, the clinic does not provide dermatology services.

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                  The Company acknowledges and agrees that the Consultant
         services are not exclusive, and therefore, the Consultant may provide the same or similar services to other companies or individuals, so long as the Consultant applies reasonable time to providing his services to the Company. The Consultant agrees to provide reasonable time to providing his services to the Company, and agrees that his failure to do so constitutes a breach of this Agreement. Upon such breach, the Company may immediately terminate this Agreement, without further obligation to the Consultant, and any shares held in trust or escrow, pursuant to Section 3 herein, at the time of such termination will be returned to the Company.

2.       COMPENSATION

         As Compensation for the Consultant's services, the Company will issue to the Consultant shares of its common stock with a market value of $1,000,000 based upon the closing bid price on November 16, 2001. The Company shall issue to the Consultant 10,000,000 shares, after execution of this agreement pursuant to the terms set forth in sections 3 and 4.

3.       CONDITIONS FOR ISSUANCE OR FORFEITURE OF SHARES

         The Company and Consultant agree that the Company shall issue 10,000,000 shares of common stock (evidenced by share certificates) to a trust or into an escrow mutually designated by the Company and the Consultant. The trust or escrow instructions shall, among other things, include instructions that state the following:

         "If on or prior to November 1, 2002, the Company has executed contracts to purchase six medical clinics, either for the assets of the clinics or at least eighty (80) percent of the clinic's shares of stock, meeting the criteria set forth in paragraph 1of the Consulting Agreement, the trustee or escrow officer will distribute to the Consultant 3,333,334 shares of common stock, without further restriction.

         If on November 1, 2002, the Company has not executed contracts to purchase six medical clinics, meeting the criteria set forth in paragraph 1, the

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trustee or escrow officer shall immediately return the share certificates, evidencing the 10,000,000 shares of common stock, to the Company by no later than November 5, 2002.

         If on or prior to November 1, 2002, the Company has executed contracts to purchase six medical clinics, either for the assets of the clinics at least eighty (80) percent of the clinic's shares of stock, and if on or prior to November 1, 2003, the Company has executed contracts to purchase six additional medical clinics (for aggregate of twelve medical clinics), either for the assets of the clinics or at least eighty (80) percent of the clinic's shares of stock, meeting the criteria set forth in paragraph 1 of the Consulting Agreement, the trustee or escrow officer will distribute to the Consultant an additional 3,333,334 shares of common stock, without further restriction.

          If on November 1, 2002, the Company has executed contracts to purchase six medical clinics, meeting the criteria set forth in paragraph 1, but if on November 1, 2003, the Company has not executed contracts to purchase six additional medical clinics, meeting the criteria set forth in paragraph 1, the trustee or escrow officer shall immediately return the remaining share certificates, evidencing 6,666,666 shares of common stock, to the Company by no later than November 5, 2003.

         If on or prior to November 1, 2003, the Company has executed contracts to purchase an aggregate of twelve medical clinics, either for the assets of the clinics at least eighty (80) percent of the clinic's shares of stock, and if on or prior to November 1, 2004, the Company has executed contracts to purchase six additional medical clinics (for aggregate of eighteen medical clinics), either for the assets of the clinics or at least eighty (80) percent of the clinic's shares of stock, meeting the criteria set forth in paragraph 1 of the Consulting Agreement, the trustee or escrow officer will distribute to the Consultant the remaining 3,333,332 shares of common stock, without further restriction.

         If on November 1, 2003, the Company has executed contracts to purchase twelve medical clinics, meeting the criteria set forth in paragraph 1, but if on

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November 1, 2004, the Company has not executed contracts to purchase six additional medical clinics, meeting the criteria set forth in paragraph 1, the trustee or escrow officer shall immediately return the remaining share certificates, evidencing the 3,333,332 shares of common stock, to the Company by no later than November 5, 2004.

         If the Consultant dies, or otherwise becomes unable to perform his services, or is judged by a court to be unable to provide the services contemplated by this Agreement prior to the Consultant completing the conditions set forth in these instructions for the periodic release of the common shares held in either trust or escrow, the trustee or escrow officer will immediately return the shares held in escrow on the date of the Consultant's death or disability.

         If termination of the Agreement occurs pursuant to the causes set forth in Section 10, or if the Company terminates the Agreement upon the breach of contract by the Consultant, prior to the Consultant completing the conditions set forth in these instructions for the periodic release of the common shares held in either trust or escrow, then any shares held in trust or escrow at the time of such termination will be returned to the Company."

         The Consultant agrees that he cannot transfer, without the Company's Chief Executive Officer and Chief Financial Officer's prior written consent, any of the shares of common stock described herein, until the shares of common stock are released by the trustee or escrow officer from the trust or escrow pursuant to the instruction set forth above.

4.       REGISTRATION

         Upon execution of this Agreement, and prior to the issuance of the 10,000,000 shares of common stock, the Company agrees to register all of the shares of common stock using the Securities and Exchange Commission Registration Form S-8.

5.       TERM

         This Agreement shall remain in full force and effect for a period of three (3) years from the date hereof unless terminated earlier by mutual consent.

6.       RELATIONSHIP OF PARTIES

         Consultant, which shall include all of its employees, is an independent contractor and not an employee of the Company, and as such no employer-employee relationship has been created by this agreement, and the Company shall first approve all documents or items to be released by Consultant. Consultant will report the cash paid or the shares received hereinunder as compensation due under this Agreement and will pay any applicable taxes thereon. Consultant agrees to pay his own expenses.

7.       CONFIDENTIALITY

         Consultant agrees not to disclose any Confidential Information of the Company and to take all reasonable precautions to prevent unauthorized dissemination of any Confidential Information gained during and after this Agreement. Consultant agrees not to use any of the Company's Confidential Information for its own benefit or for the benefit of anyone other than the Company. Confidential Information means information relating to the research, development, products, methods of manufacturing, trade secrets, business plans, customers, finances, and personnel data relating to the business affairs of the Company. Confidential Information does not include any information: (a) which Consultant knew before the Company disclosed it; (b) which has become publicly known through no wrongful acts of Consultant or which Consultant developed independently as evidenced by appropriate documentation.

6        NON-COMPETITION

         To induce the Company to enter into this Agreement, Consultant covenants and agrees that during the term of this Agreement, Consultant shall not directly or indirectly for his own account or either, as agent, servant, or employee, or as a shareholder of any corporation or member of any firm, own, manage, operate, join, control, be employed by, or participate in the ownership, management, operation, or control of any individual, entity, or business that conducts a business that is now directly or indirectly in competition with the Company.

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7.       NON-SALE PROVISION

         The parties hereto hereby represent to the other that the services contracted for and to be rendered hereunder do not involve, or are not in any way, connected to the offer or sale of securities in any capital raising transaction.

8.       GOVERNING LAWS

         This Agreement shall be interpreted and governed by the laws of the state of Utah.

9.       NOTICES

         All notices to be delivered hereinunder shall be deemed given if addressed to the parties at the addresses first set forth above.

10.      TERMINATION

         Termination shall occur at the conclusion of the time specified above, or in the event this Agreement or performance hereunder shall contravene public policy, or constitute a material violation of any law or regulation of any federal or state government agency, or either party becomes insolvent, or is adjudicated bankrupted, or seeks the protection of any provision of the National Bankruptcy Act, or either party is enjoined, or consents to, any order relating to any violation of any state or federal securities law, then this Agreement shall be terminated, and be deemed null and void upon such termination; neither party shall be obligated hereunder and neither party shall have any further liability to the other.

         Either party may terminate this Agreement upon breach by the other party of any material provisions of this Agreement.

         The Company has the option to terminate this Agreement for the Consultant's failure to perform services. Consultant's failure perform services includes the Consultant's failure to provide reasonable time to his services, in the sole discretion of the Company; and the Consultant's failure to acquire at least six medical clinics by November 1, 2002, at least six additional medical clinics (an aggregate of twelve medical clinics) by November 1, 2003, and at least six additional medical clinics (an aggregate of eighteen medical clinics) by November 1, 2004.

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11.      ARBITRATION

         Any controversy or claim arising out of or related to this Agreement shall be settled by arbitration in accordance with the rules and under the auspices of the American Arbitration Association; and any arbitration shall be conducted in the Salt Lake County, Utah. Any findings of the arbitration will be final and enforceable in state and federal court.

12.      ENTIRE AGREEMENT; MODIFICATION; WAIVER AND SEVERABILITY

         This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, understandings, agreements, arrangements, and understandings, both oral and written, among the parties hereto with respect to such subject matter.

        This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto.

        The waiver by any of the parties hereto of any other party's prompt and complete performance, or breach or violation, of any provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation, and the waiver by any of the parties hereto to exercise any right or remedy which it may possess hereunder shall not operate nor be construed as a bar to the exercise of such right or remedy by such party upon the occurrence of any subsequent breach or violation.

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        The invalidity of any one or more of the words, phrases, sentences, clauses, sections, or subsections contained in the Agreement shall not effect the enforceability of the remaining portions of this Agreement or any part hereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses, sections, or subsections contained in this Agreement shall be declared invalid by a court of competent jurisdiction, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection or subsections had not been inserted.

13.      COUNTERPARTS

         This Agreement may be executed in one or more counterparts, all of which together shall constitute only one Agreement.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be signed and their respective seals to be hereunto affixed the day and year above written.

WASATCH PHARMACEUTICAL, INC.

/s/ Gary V. Heesch                           November 16, 2001
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Gary V. Heesch, President                   Date




LARRY A. LANDSEM

/s/ Larry A. Landsem                          November 16, 2001
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Consultant                                  Date